UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 10, 2024

XCELERATE, INC.

(Exact name of registrant as specified in its charter)

Florida	65-0710392
(State or other jurisdiction of incorporation)	(IRS Employer ID No.)

110 RENAISSANCE CIRCLE

MAULDIN, SOUTH CAROLINA  29662

(Address of principal executive offices) (zip code)

854-900-2020

(Issuer’s telephone number, including area code)

Titla of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share

Item 4.01 Changes in Registrant’s Certifying Accountant

Effective May 10, 2024, Xcelerate Inc. (the “Company”), retained Bush & Associates CPA LLC (“Bush & Associates”), as its independent registered public accounting firm. The decision to engage Bush & Associates as the Company’s independent registered public accounting firm was approved by the Company’s board of directors.

During the two most recent fiscal years and in the subsequent interim period through May 8, 2024, the Company has not consulted with Bush & Associates with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 10, 2024	XCELERATE INC.

By: /s/ Michael O’Shea
Michael O’Shea, Chief Executive Officer

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